Mail Stop 7010

      January 10, 2006


Mr. Andrew N. Peterson
Chief Financial Officer, Oil-Dri Corporation of America
410 North Michigan Avenue
Suite 400
Chicago, IL  60611-4213

	RE:	Form 10-K for the fiscal year ended July 31, 2005
Form 10-Q for the quarter ended October 31, 2005
		File No. 0-23897

Dear Mr. Peterson:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED JULY 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Results of Operations, page 15

Fiscal 2005 Compared to Fiscal 2004, page 15

2. Please discuss the business reasons for the changes between periods in net sales and operating income from operations of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for
2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 17

3. You disclose that you accounted for $1.2 million in cash grants on a "net" grant accounting basis, thus showing no cash inflow or capital expenditure outflow. Please tell us what accounting literature you relied on in determining your presentation.

4. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release
No. 33-8350.


Contractual Obligations, page 17

5. Please revise your table of contractual obligations to include payments you are obligated to make under your interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.
Please also disclose any assumptions you made to derive these amounts.

Item 7a - Quantitative and Qualitative Disclosures About Market
Risk,
page 24

6. Please provide us with additional information to help us understand why you believe quantitative disclosures for both your foreign currency and interest rate risks are not required, or provide the disclosure required by Item 305 of Regulation S-K. Please refer to the appendices to Item 305 for suggested formats for presentation of the information.

Item 8 - Financial Statements

Consolidated Statements of Stockholders` Equity, page 28

7. Please revise your statement of stockholders` equity to include columns disclosing the changes in the number of shares outstanding and held as treasury stock.

8. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Consolidated Statements of Cash Flows, page 29

9. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page 30

General

10. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

11. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

12. Please disclose how you account for your investments in debt securities. Please also include the disclosures required by paragraphs 19-22 of SFAS 115, as applicable.

Intangibles and Goodwill, page 32

13. Please ensure that you meet all disclosure requirements set forth in paragraphs 44-46 of SFAS 142.

Note 6 - Income Taxes, page 41

14. Please disclose the expiration dates of your alternative minimum tax credit carryforwards. See paragraph 48 of SFAS 109.

Note 12 - Leases, page 48

15. Please tell us if your leases have (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions. If so, please tell us how you account for these items.

Item 9A - Controls and Procedures, page 54

16. Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003.

17. We note that you have determined that your disclosure controls and procedures "are effective for gathering, analyzing, and disclosing the information [you are] required to disclose in reports filed under the Act." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

18. If true, please revise your disclosure to confirm that you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report as indicated in your certifications. Please also confirm whether there were any changes in your internal controls over financial reporting during the fourth fiscal quarter, rather than subsequent to the date of your evaluation. Please refer to Items 307 and 308(c) of Regulation S-K.
Please note that this comment also applies to your quarterly filings on Form 10-Q.

Exhibit 31

19. Please revise your certifications to conform to the exact language of Item 601(b)(31) of Regulation S-K. See also the SEC
Release No. 34-46427. Please note that this comment also applies to your quarterly filings on Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2005

General

20. Please address the above comments in your interim filings as well.


Item 1 - Financial Statements

Note 4 - Recently Issued Accounting Standards and Other Matters,
page
10

21. Please tell us the current status of your evaluation of the anticipated effects of adopting EITF 04-06, "Accounting for Stripping
Costs in the Mining Industry."

Note 5 - Segment Reporting, page 11

22. You previously disclosed, in your annual report on Form 10-K, that you had four reportable segments: the Consumer Products Group, the Specialty Products Group, the Crop Production and Horticulture Group, and the Industrial and Automotive Products Group. It appears that these four groups represent at least four separate operating segments as defined in paragraph 10 of SFAS 131. Please provide us with more information regarding your conclusion that you now have two
reportable segments. If you satisfy the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into two reportable segments, please provide us with an analysis supporting this conclusion. Your analysis should compare the economic characteristics of your aggregated operating segments, including margins. In this regard, we note your statement on page 37 of your annual report on Form 10-K that each of the four groups has different economic characteristics. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

23. Please provide us with a copy of the operating results information provided to your chief operating decision maker.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Andrew N. Peterson
Oil-Dri Corporation of America
January 10, 2006
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE